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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9F

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   AND RULES 14d-1(b) and 14e-2(c) THEREUNDER

                                (Amendment No. 2)

                                 COGNICASE INC.
                            (Name of Subject Company)

                                     CANADA
        (Jurisdiction of Subject Company's Incorporation or Organization)

                                 COGNICASE INC.
                      (Name of Person(s) Filing Statement)

                                  COMMON SHARES
                         (Title of Class of Securities)

                                   192423 10 1
                      (CUSIP Number of Class of Securities)

                                RONALD BRISEBOIS
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 COGNICASE INC.
                           111 DUKE STREET, 9th FLOOR
                        MONTREAL, QUEBEC, CANADA H3C 2M1
                                 (514) 228-8888

 (Name, Address (Including Zip Code) and Telephone Number (Including Area Code)
                   of Person(s) Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)



                                 WITH A COPY TO:

                                   BENOIT DUBE
                EXECUTIVE VICE-PRESIDENT AND CHIEF LEGAL OFFICER
                                 COGNICASE INC.
                           111 DUKE STREET, 9th FLOOR
                        MONTREAL, QUEBEC, CANADA H3C 2M1
                                 (514) 228-8888

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                                     PART I

                 INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

ITEM 1.  HOME JURISDICTION DOCUMENTS.

     a.  Directors' Circular of COGNICASE Inc. dated December 19, 2002 (1)

     b.  Notice of Change to the Directors' Circular dated January 2, 2003 (2)

     c.  Notice of Change to the Directors' Circular dated January 9, 2003

ITEM 2.  INFORMATIONAL LEGENDS.

     a. See "Notice to Non-Canadian Residents" on the front cover page of the Directors' Circular dated December 19, 2002 (1)

     b. See "Notice to Non-Canadian Residents" on the front cover page of the Notice of Change to the Directors' Circular dated January 2, 2003 (2)

     c. See "Notice to Non-Canadian Residents" on the front cover page of the Notice of Change to the Directors' Circular dated January 9, 2003

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(1) Previously filed by COGNICASE Inc. with Schedule 14D-9F (File No. 005-50490)
filed December 23, 2002

(2) Previously filed by COGNICASE Inc. with Amendment No. 1 to Schedule 14D-9F (File No. 005-50490) filed January 3, 2003

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                                     PART II

               INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

     (1)  Not Applicable

     (2)  Not Applicable

     (3)  Not Applicable

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                                    PART III

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

     1.   Undertaking

     COGNICASE Inc. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

     2.   Consent to Service of Process

     (a) On December 23, 2002, COGNICASE Inc. filed a written irrevocable consent and power of attorney on Form F-X with the Securities and Exchange Commission.

     (b) Any change to the name and address of COGNICASE Inc.'s agent for service shall be communicated promptly to the Securities and Exchange Commission by amendment to Form F-X referencing the file number of COGNICASE Inc.

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                                     PART IV

                                    SIGNATURE

     By signing this Schedule, the person signing consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with filing on this Amendment No. 2 to Schedule 14D-9F or any purchases or sales of any security in connection therewith, may be commenced against them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant's designated agent.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               COGNICASE INC.


                               By: /S/ BENOIT DUBE
                                  -------------------------------------
                                   Benoit Dube
                                   Executive Vice President, Chief Legal Officer and Corporate Secretary


Dated: January 10, 2003

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                                  EXHIBIT INDEX

Exhibit No.                          Description
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   1.              Directors' Circular of COGNICASE Inc. dated
                   December 19, 2002 (1)

   2.              Notice of Change to the Directors' Circular of COGNICASE Inc.
                   dated January 2, 2003 (2)

   3.              Notice of Change to the Directors' Circular of COGNICASE Inc.
                   dated January 9, 2003


(1)  Previously filed by COGNICASE Inc. with Schedule 14D-9F
(File No. 005-50490) filed December 23, 2002

(2) Previously filed by COGNICASE Inc. with Amendment No. 1 to Schedule 14D-9F (File No. 005-50490) filed January 3, 2003

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